Exhibit 99.2

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
 The Proxy Statement is available at www.proxyvote.com.

WALKME LTD.
Annual General Meeting of Shareholders
To be held May 15, 2023
This proxy is solicited by the Board of Directors

The undersigned, a shareholder of WalkMe Ltd. (the “Company”), an Israeli corporation, hereby appoints Hagit Ynon and Paul Shinn, or either of them, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the annual general meeting of shareholders of the Company to be held at the offices of the Company, 1 Walter Moses St., Tel Aviv-Yafo 6789903, Israel, on May 15, 2023, at 4:30 p.m. (Israel time), or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares, of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. Subject to applicable law and the rules of Nasdaq, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented to the annual general meeting or any adjournment(s) or postponement(s) thereof for which the Board of Directors recommends a “FOR” vote, other than Proposal No. 2.

If you do not state whether you are a controlling shareholder or have personal interest, your Shares will not be voted for Proposal No. 2.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the annual general meeting or any adjournment(s) or postponement(s) thereof.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY’S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

Continued and to be signed on reverse side

WALKME LTD. 1 WALTER MOSES ST. TEL AVIV-YAFO 6789903, ISRAEL
VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on May 14, 2023. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on May 14, 2023. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
V12833-P93827 KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

WALKME LTD.

The Board of Directors recommends you vote FOR each of the following proposals:

1.
Approval of the re-election of each of Ms. Michele Bettencourt and Mr. Rory O’Driscoll, as a Class II director of the Company to hold office until the close of the Company’s annual general meeting in 2026, and until their respective successors are duly elected and qualified, or until their respective offices are vacated in accordance with our amended and restated articles of association or the Companies Law.

							For	Against	Abstain
	Nominees:	For	Against	Abstain	4.
Approval of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young, as the independent registered public accounting firm for the year ending December 31, 2023 and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.
							☐	☐	☐

	1a. Michele Bettencourt	☐	☐	☐

	1b. Rory O’Driscoll	☐	☐	☐

2.	Approval of the amendment to the compensation terms of Mr. Dan Adika, the Company’s chief executive officer.	☐	☐	☐

	Are you a controlling shareholder in the Company, or have a personal interest in the approval of this Proposal?	☐	☐
Shareholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on April 6, 2023, the record date fixed by the Board of Directors for such purpose.

The signer hereby revokes all previous proxies given by the signer to vote at the annual general meeting or any adjournments thereof.

		Yes	No
Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 2
		For	Against	Abstain
3.	Approval of the compensation terms of Ms. Michele Bettencourt as the chairperson of the board of directors, subject to Ms. Bettencourt’s re-election as a Class II director at the meeting.	☐	☐	☐

Please sign exactly as your name(s) appear(s) on the Proxy. If held in joint tenancy, the shareholder named first in the Company's register must sign. Trustees, Administrators, etc., should include title and authority. Corporation should provide full name of corporation and title of authorized officer signing the Proxy. PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF IDENTITY AS DESCRIBED IN THE COMPANY'S PROXY STATEMENT.

Signature [PLEASE SIGN WITHIN BOX]	Date				Signature (Joint Owners)	Date